Exhibit 99.1

ClickSoftware Contact:	Investor Relations Contact:
Noa Schuman	Christopher Harrison
Investor Relations	KCSA Strategic Communications
+972-3-7659-467	212-896-1267
Noa.Schuman@clicksoftware.com	charrison@kcsa.com

ClickSoftware to Go Private; Signs Definitive Agreement to Be Acquired by Francisco Partners

Transaction Valued at approximately $438 Million;

ClickSoftware Shareholders to Receive $12.65 per Share in All Cash Transaction

BURLINGTON, MA —April 30, 2015—ClickSoftware Technologies Ltd. (NasdaqGS: CKSW) (the “Company”), the leading provider of automated mobile workforce management and optimization solutions for the service industry, today announced that it has signed a definitive agreement to be acquired by private funds managed by Francisco Partners Management L.P. ("FP" or “Francisco Partners”), a leading global technology-focused private equity firm, in an all-cash transaction valued at approximately $438 million.

Under the terms of the agreement, Francisco Partners will acquire all of ClickSoftware’s outstanding ordinary shares for $12.65 per share in cash. This represents a premium of approximately 45% over the average closing price of the Company’s shares on the Nasdaq Global Select Market during the previous 90 calendar days. The Board of Directors of ClickSoftware unanimously approved the merger agreement and recommends that ClickSoftware's shareholders approve the agreement.

Dr. Moshe BenBassat, Founder and CEO of ClickSoftware, said, "After a comprehensive evaluation and review of strategic alternatives designed to enhance shareholder value, we are confident this agreement represents a favorable outcome for our shareholders, providing them with immediate, substantial cash value. Furthermore, we are excited to partner with Francisco Partners, a firm with an established track record of working with companies transitioning to Cloud and with companies in relevant verticals to ClickSoftware.  The added flexibility we will have as a private company, combined with the benefit of FP’s knowledge and domain expertise, will allow us to more effectively focus on our long-term investment and growth objectives, which will benefit our employees, customers and partners."

"We are excited to support the continued growth of ClickSoftware," said Matt Spetzler, Partner at Francisco Partners. "ClickSoftware is a leader in the mobile workforce management space, and we look forward to combining our expertise with its talented team of professionals to further enhance its Cloud solutions, grow its customer pipeline and further advance its strategic goals."

The transaction is subject to certain closing conditions, including approval of the Company’s shareholders. The transaction is not contingent upon receiving third party financing. ClickSoftware’s shareholders will be asked to vote on the proposed transaction at a special meeting of shareholders that will be held on a date to be announced. ClickSoftware expects the transaction to be completed in July 2015. Upon completion, ClickSoftware will become a privately held company.

Jefferies LLC is acting as exclusive financial advisor to ClickSoftware. Amit, Pollak, Matalon & Co. is acting as legal counsel to ClickSoftware, and Sullivan & Worcester LLP is acting as U.S. counsel to ClickSoftware.

Barclays Capital Inc. is acting as exclusive financial advisor and Meitar Liquornik Geva Leshem Tal is serving as legal counsel to Francisco Partners.

Preliminary First Quarter Results

ClickSoftware today also announced preliminary results for the first quarter ended March 31, 2015. Revenue for the first quarter of 2015 is expected to be in the range of $26 to $27 million. The Company expects to incur a net operating loss on a GAAP and non-GAAP basis for the first quarter of 2015.

The above information is preliminary and subject to ClickSoftware’s normal quarter-end accounting process and review, and after which full results will be available on May 6, 2015.

Additional Information about the Transaction

In connection with the proposed transaction, the Company will furnish a proxy statement with the U.S. Securities and Exchange Commission (“SEC”). INVESTORS AND SECURITY HOLDERS ARE STRONGLY ADVISED TO READ THE PROXY STATEMENT WHEN IT BECOMES AVAILABLE, BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and shareholders may obtain a free copy of the proxy statement (when available) and other documents filed by ClickSoftware at the SEC's website at http://www.sec.gov. The proxy statement (when available) and other relevant documents may also be available for download on ClickSoftware’s Investors section on its website http://ir.clicksoftware.com, or obtained for free from ClickSoftware by directing a request to Investor Relations, ClickSoftware Technologies Ltd., 94 Em-Hamoshavot Road, PO Box 3697, Petach Tikva, Israel 49527, telephone: +972-3-7659-467.

About ClickSoftware

ClickSoftware (NasdaqGS: CKSW) is the leading provider of automated mobile workforce management and service optimization solutions for the enterprise, both for mobile and in-house resources. As pioneers of the "Service chain optimization" and "The real-time service enterprise" concepts, our solutions provide organizations with end-to-end visibility and control of the entire service management chain by optimizing forecasting, planning, shift and task scheduling, mobility and real-time management of resource and customer communication.

Available via the cloud or on-premise, our products incorporate best business practices and advanced decision-making algorithms to manage service operations more efficiently, in a scalable, integrated manner. Our solutions have become the backbone for many leading organizations worldwide by addressing the fundamental question of job fulfillment: Who does What, for Whom, With what, Where and When.

ClickSoftware is the premier choice for delivering superb business performance to service sector organizations of all sizes. The Company is headquartered in the United States and Israel, with offices across Europe, and Asia Pacific. For more information, please visit http://www.clicksoftware.com. Follow us on Twitter, the content of which is not incorporated herein by reference.

To download ClickSoftware’s investor relations app, which offers access to SEC documents, press releases, videos, audiocasts and more, the content of which is not incorporated herein by reference, please visit Apple’s App Store to download on your iPhone and iPad, or Google Play for your Android mobile device.

About Francisco Partners

Francisco Partners is a leading global private equity firm, which specializes in investments in technology and technology-enabled services businesses. Since its launch over 15 years ago, Francisco Partners has raised approximately $10 billion in capital and invested in more than 150 technology companies, making it one of the most active and longstanding investors in the technology industry. The firm invests in transaction values ranging from $50 million to over $2 billion, where the firm's deep sectorial knowledge and operational expertise can help companies realize their full potential.

Safe Harbor for Forward Looking Statements

This press release contains express or implied forward-looking statements within the Private Securities Litigation Reform Act of 1995 and other U.S. Federal securities laws. These forward-looking statements include, but are not limited to, those statements regarding the potential acquisition of the Company by Francisco Partners, including statements regarding the long-term investments, growth and other benefits, as well as the expected timing of the proposed merger. And the Company’s expectations for revenues and net operating loss for the first quarter of 2015. Such “forward-looking statements” involve known and unknown risks, uncertainties and other factors that may cause actual results or performance to differ materially from those projected. Achievement of these results by ClickSoftware may be affected by many factors, including, but not limited to, risks and uncertainties regarding the ability to close the proposed transaction on the proposed terms and within the anticipated time period, or at all, which is dependent on the parties’ ability to satisfy certain closing conditions, including the approval by the Company’s shareholders; the risk that the benefits of the potential transaction may not be fully realized or may take longer to realize than expected; the impact of the proposed transaction on third-party relationships; actions taken by either of the companies; changes in regulatory, social and political conditions, as well as general economic conditions, and completion of the Company’s normal quarter-end accounting process and review for the first quarter of 2015 by the Company’s independent and registered public accounting firm. The forward-looking statements contained in this press release are subject to other risks and uncertainties, including those discussed in the "Risk Factors" section and elsewhere in ClickSoftware's annual report on Form 20-F for the year ended December 31, 2014 and in subsequent filings with the Securities and Exchange Commission. Except as otherwise required by law, ClickSoftware is under no obligation to (and expressly disclaims any such obligation to) update or alter its forward-looking statements whether as a result of new information, future events or otherwise.